POPVIEWERS

WHAT TO WATCH NEXT

PopViewers is a Community-Based Media & Entertainment App & Data Analytics Platform With a

$90B TAM

POPVIEWERS

We are a **community-based app and platform** that helps users find what to watch next.



React to **what they've watched.**

Gain access to **unique premium experiences.**

Our platform provides **real-time, relevant data to content providers** so that they know what to invest in next.

We are a platform **to drive consumers to their content.**

PRODUCT IS INNOVATIVE, UNIQUE AND DEMOCRATIC



Details
what's poppin'
FRAMING BRITNEY SPEARS
Framing Britney Spears
Details
WandaVision
Details
Details
Your Honor
Top of my watch list! Don't let me down Cranston!
Details
Bridgerton
Comments (9)
All Seasons
Episodes: Select Season
Top Reactions

Create and share video reactions directly in the app

Like/Dislike TV shows and movies using swipes

Personalized watch lists

CONTENT PROVIDERS NEED TO KNOW WHAT TO INVEST IN NEXT

Better understand media trends

- Cord-cutting **cable bundles**
- **Growth** in Subscription video
- **Paid streaming services**

Invest in the right content

- **To maintain and grow viewership** and subscriber base

Effectively advertise to the right people

- **Digital**
- **Traditional TV**

Increase audience

- **Across all key demographic groups**

Be on the cutting edge of content development

- **Make the best content** to delight viewers

Understand accurate user sentiment

- **To learn what content resonates with viewers** and change if needed

Spend money more efficiently on content creation

- **Win the programming arms race** by making consumer data-driven decisions

AVAILABLE DATA DOES NOT MEET MARKET'S NEEDS
DATA SETS ARE INCOMPLETE

NIELSEN	IMDB	Rotten Tomatoes
Narrow audience	Limited customer engagement	Owned by Warner Brothers, Comcast
Not statistically relevant given the measured audience	Owned by Amazon	Tomatometer is based on very limited number of major critics
Missing connection to young and diverse audiences		

SUPERIOR TO THE COMPETITION GIVEN UNIQUE APPROACH

	Company logo	Rotten Tomatoes	nielsen	IMDb
Viewer-generated reviews	✓	✓		✓
Video reviews	✓			
Nuanced sentiment measurement	✓			
Sentiment quantification	✓	✓	✓	✓
Personalized recommendations	✓	✓		
Delivers content discovery	✓			

MARKET OPPORTUNITY IS MASSIVE

Business Market Opportunity

$90B+

$53.2B

Global Data Market Size for 2021 3rd-Party Audience Research Data Spending[1]

$37.4B

Advertising Market Size Global ad spending on digital video 2021[2]

Consumer Market Need

US TV Households	120.6M[4]
Digital Video Consumption	8 h/day[3]
Films Released in 2019	792[6]
Original TV shows released in 2019	1,178[5]
Total US Broadcast TV Stations	1,758[7]
Minutes it takes to decide what to watch	21[3]

1 https://www.onaudience.com/resources/top-data-markets/
2 https://www.statista.com/outlook/218/100/video-advertising/worldwide
3 https://advanced-television.com/2020/04/17/study-us-users-streaming-8hrs-day-under-lockdown/
4 https://www.statista.com/statistics/243789/number-of-tv-households-in-the-us
5 https://variety.com/2019/tv/news/netflix-more-2019-originals-than-entire-tv-industry-in-2005-1203441709/
6 https://www.statista.com/statistics/187122/movie-releases-in-north-america-since-2001/
7 https://www.fcc.gov/document/broadcast-station-totals-december-31-2020

SPENDING

$30B+

ANNUALLY

Top content providers will pay to reduce risk and grow customer base

- **Netflix projected to spend more than $19B on content in 2021**[8]
- **Disney+ original programming budget for 2020: $1.5 - $1.75B**[8]
- **Amazon spent $8B on content in 2020**[8]
- **Hulu had a 2020 content budget of $3B**[8]

NETFLIX



Projection
Budget in billion US dollars
$22B
$20B
$18B
$16B
$14B
$12B
$10B
$8B
$6B
$4B
$2B
0
2013 $2.4B
2015 $4.9B
2017 $8.9B
2018 $12.04B
2019 $15.3B
2020 $17.3B
2021* $19.03B
104.16%
81.63%
35.28%
27.07%
13.07%
10%

* https://www.cultofmac.com/731279/netflix-19-billion-2021/

[8] https://www.forbes.com/sites/sergeiklebnikov/2020/05/22/streaming-wars-continue-heres-how-much-netflix-amazon-disney-and-their-rivals-are-spending-on-new-content/

COMPETITIVE ADVANTAGES



First-mover advantage as the programming arms race escalates



Only **true independent voice of the viewer**



Better insights into younger, more diverse, mobile-first audience, which aligns with demographic trends



Seasoned and **well-connected team**

Scalable B2B Revenue Model Focuses on Analytics, Partnership Fees, and Advertising

- AI and machine learning enabled analytics, insights and customized focus groups
- Partnerships/referral fees
- In-app advertising
- Free and Premium Model



User base
PopViewers
Analytics (B2B)
Partnerships/ referral fees
Premium user subscriptions
In-app advertising
Cross-industry companies
Content creators/ distributors
Media companies, ad agencies

FREE AND PREMIUM CONSUMER REVENUE MODEL

Free Model

FREE

- Discover what to watch next
- Community access/make your voice heard
- Find where to watch content
- Create a custom watchlist
- See user-generated ratings and leave your own

Premium Model

$9.99

subscription fee

- Access to premieres and early screenings
- Create a watch party with your friends
- Exclusive watch parties and other off-line events
- Ranked reviews (profile elevation through profile promotion)
- Advertising free
- Join celebrity interviews

EXPERIENCED, DIVERSE & WELL-CONNECTED TEAM



Chris Witherspoon
Founder & CEO
- Seasoned entertainment journalist and entrepreneur



Benjamin Greenberg
CPO
- Established thought leader in digital/ mobile product.
- Former VP of Product and User Experience for WebMD



Dan Woolsey
COO
- Documentary Filmmaker & Media Entrepreneur
- Co-founded TheGrio (sold to NBC)



Vinton Vickers
Financial Advisor
- Media industry analyst, consultant and investor.



Howie Altmann
CTO
- 20 years experience across multiple industries and company stages: Hello Alfred, Axial, Bonobos, and TravelClick
- Serial Entrepreneur



Gilad Barash
Data Analytics Strategy Advisor
- VP of Analytics at Distillery



Hayley Brooks
Creative Director
- Founder of Storyline
- Creative and marketing strategist
- Former CAA representative

HIGHLY-CONNECTED TEAM AND PLANNED STRATEGIC PARTNERSHIPS*

Disney+	hulu	tv+	peacock
abc GOOD MORNING AMERICA	CNN	NBCUniversal	prime video
	CBS		HBO max
abc	NETFLIX	E!	TODAY

LIVE
MSNBC

Wendy

*This does not constitute endorsement of the project.

USE OF PROCEEDS WILL BE USED TO DRIVE GROWTH, DEVELOP ANALYTICS PLATFORM, AND EXPAND TEAM

CAPITAL REQUEST

We are seeking…

$1,070,000

With Additional Funding We Will:

- Deploy marketing and growth strategies
- Expand team
- Develop data analytics platform
- Build out premium offering

Round	Amount	Closing
Angel	$400K	Jun 2019
Pre-seed	$1m	Sep 2019

With $1.4m funding thus far we have:

- Completed market research
- Hired COO, CPO, CTO and dev team
- Launched iOS version of app

POPVIEWERS IN THE NEWS


This Black-Owned App Wants To Make Finding (And Reviewing) Something To Watch Easier Than Ever

Kylah Simmons Contributor
For(bes) The Culture Contributor Group
Leadership
I am a contributor for For(bes) The Culture.

iPhone Screenshots

PopViewers lets people review—and read reviews—about content across streaming platforms. COURTESY OF POPVIEWERS

PopViewers is a new app that helps users figure out what to watch next—and offers a platform to critique the shows and movies they're currently watching.

Founder Chris Witherspoon is no stranger to the entertainment industry. He has served as an entertainment correspondent for Fandango and CNN, and was the entertainment editor for NBC's theGrio.com. He is also a regular contributor on MSNBC, the *Today Show*, the *Wendy Williams Show*, and *NBC Nightly News*.


With PopViewers, Chris Witherspoon is bringing p
community to media consumers

Jared Alexander

PopViewers is ultimately shifting how we engage with content online.

"I began to ask, where is there a one-stop-shop for TV & film reaction, commentary, and discussion? Where is that community?" This was the initial question **Chris Witherspoon** asked himself when he started to develop *PopViewers*, a new Black-owned app that aims to bring power and community to the every day media consumer.

Witherspoon, the company's founder and CEO, is a successful entertainment journalist, a proud gay person of color, and a media consumer himself. Having served as an entertainment correspondent for *CNN, Fandango*, and Entertainment Editor for *theGrio*, Witherspoon is now diving into the world of tech.

iPhone Screenshots



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LGBT

Chris Witherspoon Hopes His PopViewers App Will Make TV More Diverse

'EMPOWER CHANGE'

Ernest Owens

Updated Jan. 02, 2021 2:08PM ET
Published Jan. 01, 2021 11:48PM ET



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APPENDIX & DISCLAIMER

Any unauthorized disclosure, copying, distribution or use of the information contained herein is strictly prohibited. Nothing contained in this disclaimer shall be construed in any way to grant permission confidential information or as a waiver of confidentiality or privilege.

These materials are for informational purposes only. Nothing herein should be construed as an attempt to affect any transaction in, or induce or attempt to induce the sale of, any security or as a promise to undertake or solicit business.

Chris Witherspoon
Founder & CEO
E: Chris@popviewers.com

Dan Woolsey
COO
E: Dan@popviewers.com